FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 26, 2014

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

National Westminster Bank Plc
Results for the year ended 31 December 2013

National Westminster Bank Plc ('NatWest' or the 'Bank') is a wholly-owned subsidiary of The Royal Bank of Scotland plc (the 'holding company', the 'Royal Bank' 'RBS plc' or 'RBS') and its ultimate holding company is The Royal Bank of Scotland Group plc (the 'ultimate holding company' or RBSG). The 'Group' or 'NatWest Group' comprises NatWest and its subsidiary and associated undertakings. 'RBS Group' comprises the ultimate holding company and its subsidiary and associated undertakings.

RBS Capital Resolution

In June 2013, in response to a recommendation by the Parliamentary Commission on Banking Standards, the UK Government announced it would review the case for an external 'bad bank', based on three objectives as originally outlined by the Chancellor:

•	accelerating the return of RBS Group to the private sector;
•	supporting the British economy; and
•	best value for the taxpayer.

Following this announcement, RBS Group worked closely with HM Treasury ('HMT') and its advisers to identify a pool of assets with particularly high long-term capital intensity, credit risk, low returns and/or potential stress loss in varying scenarios. The balance of this identified pool was £47 billion as at 30 June 2013. The pool was forecast to be c.£38 billion of assets as at 31 December 2013, which together with derivatives were forecast to attract c.£116 billion of RWA equivalents.

HMT published its report on 1 November 2013. The review concluded that the effort, risk and expense involved in the creation of an external bad bank could not be justified and consequently the RBS Group decided to create an internal 'bad bank', RBS Capital Resolution (RCR), to manage these assets down so as to release capital. RCR brings assets under common management and increases focus on the run down. It also concluded that "RBS Group's existing provisions and levels of capital deducted suggested that projected future losses are appropriately covered".

RCR became fully operational on 1 January 2014 with a pool of c.£29 billion of assets (of which £7.5 billion related to the Group), down from the forecast of c.£38 billion due to accelerated disposals and increased impairments. Whilst RCR is of a similar size to the Non-Core division, the assets have been selected on a different basis and no direct comparisons can be drawn.

Financial review

Operating loss
Operating loss before tax was £6,805 million compared with £3,299 million in 2012 driven largely by additional charges for regulatory and legal actions and higher impairment losses, primarily reflecting increased provisions in connection with the creation of RBS Capital Resolution (RCR)(1).

Net interest income
Net interest income increased by £1,148 million, 40% to £4,021 million compared with £2,873 million in 2012. The increase was principally as a result of the transfer in October 2012 of the residential mortgage portfolio totalling £59 billion from National Westminster Home Loans Limited.

Non-interest income
Non-interest income decreased by £210 million, 6% to £3,343 million compared with £3,553 million in 2012, primarily due to lower trading income, down £424 million to £726 million, partially offset by a gain on redemption of own debt of £239 million.

Operating expenses
Operating expenses increased by £2,220 million, 34% to £8,762 million from £6,542 million in 2012. This was principally due to additional charges of £2,009 million for regulatory and legal actions, primarily in respect of mortgage-backed securities and securities related litigation following recent third party litigation settlements and regulatory decisions. This was partially offset by lower costs in relation to Interest Rate Hedging Products redress, down £85 million to £340 million.

Impairment losses
Impairment losses increased by £2,224 million to £5,407 million primarily reflecting the increased provisions recognised in connection with the creation of RCR, which was set up from 1 January 2014. Excluding the impact of the creation of RCR of £3,249 million, impairment losses decreased by £1,025 million to £2,158 million driven by significant improvements in Non-Core, Ulster Bank, UK Corporate and UK Retail.

Capital ratios
Capital ratios at 31 December 2013 were 10.6% (Core Tier 1), 11.5% (Tier 1) and 16.6% (Total). Risk-weighted assets calculated in accordance with Prudential Regulation Authority definitions are set out below:

Risk-weighted assets by risk	2013 £bn	2012 £bn

Credit risk
- non-counterparty	94.6	102.1
- counterparty	2.8	5.0
Market risk	7.0	10.4
Operational risk	12.9	14.3

	117.3	131.8

Note:
(1)
During the year the Group recognised £3,293 million of impairment and other losses related to the establishment of RCR. This comprises impairment losses of £3,249 million (of which £173 million relate to core Ulster Bank assets which were not transferred to RCR but are subject to the same strategy) and £44 million reduction in income reflecting asset valuation adjustments.

Condensed consolidated income statement
for the year ended 31 December 2013

	2013	2012*
	£m	£m

Interest receivable	7,483	6,316
Interest payable	(3,462)	(3,443)

Net interest income	4,021	2,873

Fees and commissions receivable	2,600	2,643
Fees and commissions payable	(490)	(428)
Income from trading activities	726	1,150
Gain on redemption of own debt	239	-
Other operating income	268	188

Non-interest income	3,343	3,553

Total income	7,364	6,426
Operating expenses	(8,762)	(6,542)

Loss before impairment losses	(1,398)	(116)
Impairment losses	(5,407)	(3,183)

Operating loss before tax	(6,805)	(3,299)
Tax credit	842	47

Loss attributable to ordinary shareholders	(5,963)	(3,252)

*Restated - see page 12.

Condensed consolidated statement of comprehensive income
for the year ended 31 December 2013

	2013	2012*
	£m	£m

Loss for the year	(5,963)	(3,252)

Items that do not qualify for reclassification
Actuarial gains/(losses) on defined benefit plans	314	(1,870)
Tax	(204)	304

	110	(1,566)

Items that do qualify for reclassification
Available-for-sale financial assets	42	17
Cash flow hedges	5	6
Currency translation	106	(237)
Tax	(9)	(3)

	144	(217)

Other comprehensive income/(loss) after tax	254	(1,783)

Total comprehensive loss for the year	(5,709)	(5,035)

Total comprehensive loss is attributable to:
Non-controlling interests	21	(16)
Ordinary shareholders	(5,730)	(5,019)

	(5,709)	(5,035)

*Restated - see page 12.

Condensed consolidated balance sheet
at 31 December 2013

	2013	2012*
	£m	£m

Assets
Cash and balances at central banks	2,493	2,298
Amounts due from fellow subsidiaries	127,484	125,127
Other loans and advances to banks	9,367	9,897
Loans and advances to banks	136,851	135,024
Amounts due from holding company and fellow subsidiaries	1,967	3,064
Other loans and advances to customers	175,321	191,444
Loans and advances to customers	177,288	194,508
Debt securities subject to repurchase agreements	17,212	28,008
Other debt securities	5,716	6,907
Debt securities	22,928	34,915
Equity shares	923	898
Settlement balances	3,241	2,362
Amounts due from holding company and fellow subsidiaries	1,931	2,532
Other derivatives	1,586	2,254
Derivatives	3,517	4,786
Intangible assets	797	736
Property, plant and equipment	1,754	2,048
Deferred tax	2,253	1,342
Prepayments, accrued income and other assets	1,415	1,820

Total assets	353,460	380,737

Liabilities
Amounts due to fellow subsidiaries	24,526	43,791
Other deposits by banks	11,388	14,393
Deposits by banks	35,914	58,184
Amounts due to holding company and fellow subsidiaries	21,881	5,897
Other customer accounts	245,991	258,090
Customer accounts	267,872	263,987
Debt securities in issue	2,111	3,966
Settlement balances	4,027	2,755
Short positions	8,254	11,840
Amounts due to holding company and fellow subsidiaries	3,526	4,980
Other derivatives	552	575
Derivatives	4,078	5,555
Accruals, deferred income and other liabilities	6,550	3,842
Retirement benefit liabilities	2,976	5,193
Amounts due to holding company	5,700	5,780
Other subordinated liabilities	1,828	1,847
Subordinated liabilities	7,528	7,627

Total liabilities	339,310	362,949

Equity
Non-controlling interests	1,278	1,257
Owners' equity
Called up share capital	1,678	1,678
Reserves	11,194	14,853

Total equity	14,150	17,788

Total liabilities and equity	353,460	380,737

*Restated - see page 12.

Condensed consolidated balance sheet
at 31 December 2013

Key points

•	Total assets decreased by £28 billion to £353 billion primarily as a result of reductions in loans and advances and debt securities.

•
Loans and advances to customers decreased by £17 billion primarily reflecting a reduction in reverse repos in Markets, reductions in Ulster Bank due to increased impairments arising from the creation of RBS Capital Resolution, and a decline in corporate lending.

•	Debt securities decreased by £12 billion to £23 billion primarily driven by a reduction in Markets in holdings of US government securities and financial institutional bonds.
•	Bank deposits decreased by £22 billion primarily due to a significant decrease in amounts due to fellow subsidiaries.

Condensed consolidated statement of changes in equity
for the year ended 31 December 2013

	2013	2012*
	£m	£m

Called-up share capital
At beginning and end of year	1,678	1,678

Share premium account
At beginning and end of year	2,225	2,225

Available-for-sale reserve
At beginning of year	21	5
Unrealised gains	40	10
Realised losses	2	7
Tax	(8)	(1)

At end of year	55	21

Cash flow hedging reserve
At beginning of year	(10)	(14)
Amount recognised in equity	(1)	-
Amount transferred from equity to earnings	6	6
Tax	(1)	(2)

At end of year	(6)	(10)

Foreign exchange reserve
At beginning of year	842	1,063
Retranslation of net assets	83	(250)
Foreign currency gains on hedges of net assets	2	29

At end of year	927	842

Capital redemption reserve
At beginning and end of year	647	647

Retained earnings
At beginning of year	11,128	7,902
Loss attributable to ordinary and equity preference shareholders	(5,963)	(3,252)
Capital contribution	2,070	8,050
Actuarial gains/(losses) recognised in retirement benefit schemes
- gross	314	(1,870)
- tax	(204)	304
Share-based payments - tax	1	(6)

At end of year	7,346	11,128

Owners' equity at end of year	12,872	16,531

*Restated - see page 12.

Condensed consolidated statement of changes in equity
for the year ended 31 December 2013

	2013	2012*
	£m	£m

Non-controlling interests
At beginning of year	1,257	1,272
Currency translation adjustments and other movements	21	(16)
Equity raised	-	1

At end of year	1,278	1,257

Total equity at end of year	14,150	17,788

Total comprehensive loss recognised in the statement of changes in equity is attributable to:
Non-controlling interests	21	(16)
Ordinary shareholders	(5,730)	(5,019)

	(5,709)	(5,035)

*Restated - refer to page 12.

Condensed consolidated cash flow statement
for the year ended 31 December 2013

	2013	2012*
	£m	£m

Operating activities
Operating loss before tax	(6,805)	(3,299)
Adjustments for non-cash items	6,123	3,998

Net cash (outflow)/inflow from trading activities	(682)	699
Changes in operating assets and liabilities	(2,975)	9,140

Net cash flows from operating activities before tax	(3,657)	9,839
Income taxes (paid)/received	(153)	627

Net cash flows from operating activities	(3,810)	10,466

Net cash flows from investing activities	300	(58,218)

Net cash flows from financing activities	1,708	7,457

Effects of exchange rate changes on cash and cash equivalents	(198)	(1,574)

Net decrease in cash and cash equivalents	(2,000)	(41,869)
Cash and cash equivalents at beginning of year	103,882	145,751

Cash and cash equivalents at end of year	101,882	103,882

*Restated - see page 12.

Notes

1. Basis of preparation
The Group's condensed consolidated financial statements should be read in conjunction with the 2013 annual accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
The directors, having considered the Group's business activities and financial position and having made such enquiries as they considered appropriate, have prepared the financial statements on a going concern basis. They considered the financial statements of The Royal Bank of Scotland Group plc for the year ended 31 December 2013, approved on 26 February 2014, which were prepared on a going concern basis.

2. Accounting policies
There have been no significant changes to the Group's principal accounting policies as set out on pages 144 to 154 of the 2012 Annual Report and Accounts apart from the adoption of a number of new and revised IFRSs that are effective from 1 January 2013 as described below.

IFRS 10 'Consolidated Financial Statements' replaces SIC-12 'Consolidation - Special Purpose Entities' and the consolidation elements of the existing IAS 27 'Consolidated and Separate Financial Statements'. IFRS 10 adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity so as to vary returns for the reporting entity. IFRS 10 requires retrospective application.
IFRS 11 'Joint Arrangements', which supersedes IAS 31 'Interests in Joint Ventures', distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor's consolidated accounts using the equity method. IFRS 11 requires retrospective application.

IAS 27 'Separate Financial Statements' comprises those parts of the existing IAS 27 that deal with separate financial statements. IAS 28 'Investments in Associates and Joint Ventures' covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged.

IFRS 12 'Disclosure of Interests in Other Entities' mandates the disclosures in annual financial statements in respect of investments in subsidiaries, joint arrangements, associates and structured entities that are not controlled by the Group.

IFRS 13 'Fair Value Measurement' sets out a single IFRS framework for defining and measuring fair value. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also requires disclosures about fair value measurements.

'Disclosures - Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)' amended IFRS 7 to require disclosures about the effects and potential effects on an entity's financial position of offsetting financial assets and financial liabilities and related arrangements.

Notes

2. Accounting policies(continued)
Amendments to IAS 1 'Presentation of Items of Other Comprehensive Income' require items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those items that are subject to subsequent reclassification.

'Annual Improvements 2009-2011 Cycle' also made a number of minor changes to IFRSs.

Implementation of the standards above has not had a material effect on the Group's results.

IAS 19 'Employee Benefits' (revised) requires: the immediate recognition of all actuarial gains and losses; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, such that an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended. Implementation of IAS 19 resulted in a decrease in the loss after tax of £24 million for the year ended 31 December 2012 and a decrease in other comprehensive income after tax of £1.6 billion. The net pension liability increased by £5.3 billion, owners' equity reduced by £4.2 billion and net deferred tax assets increased by £1.2 billion as at 31 December 2012. Prior period has been restated.

Critical accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of the Group's financial condition are those relating to pensions; goodwill; provisions for liabilities; deferred tax; loan impairment provisions and financial instrument fair values. These critical accounting policies and judgments are described on pages 151 to 154 of the 2012 Annual Report and Accounts.

Recent developments in IFRS
The IASB published:

●
in May 2013, IFRIC 21 'Levies'. This interpretation provides guidance on accounting for the liability to pay a government imposed levy. IFRIC 21 is effective for annual periods beginning on or after 1 January 2014.

●
in May 2013, 'Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)'. These amendments align IAS 36's disclosure requirements about recoverable amounts with IASB's original intentions. They are effective for annual periods beginning on or after 1 January 2014.

●
in June 2013, 'Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)'. These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. They are effective for annual periods beginning on or after 1 January 2014.

●
in November 2013, 'Defined Benefit Plans: Employee Contributions'. This amendment distinguishes the accounting for employee contributions that are related to service from those that are independent of service. It is effective for annual periods beginning on or after 1 July 2014.

●
in November 2013, IFRS 9 'Financial Instruments' (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39) which sets out new requirements for hedge accounting and in respect of IFRS 9 transition.

●
in December 2013, Annual Improvements to IFRS 2010 - 2012 and 2011 - 2013 cycles. There are a number of minor changes to IFRS that will not have a material effect on the Group's financial statements. All amendments are effective for annual periods beginning on or after 1 July 2014.

The Group is reviewing these requirements to determine their effect, if any, on its financial reporting.

Notes

3. Operating expenses

Payment Protection Insurance (PPI)
The Group increased its provision for PPI in 2013 by £534 million (2012 - £567 million). The cumulative charge in respect of PPI is £1.8 billion, of which £1.2 billion (68%) in redress had been paid by 31 December 2013. Of the £1.8 billion cumulative charge, £1.7 billion relates to redress and £0.1 billion to administrative expenses.

	2013	2012
	£m	£m

At beginning of year	499	483
Charge to income statement	534	567
Utilisations	(478)	(551)

At end of year	555	499

The remaining provision provides coverage for approximately twelve months for redress and administrative expenses, based on the current average monthly utilisation.

The principal assumptions underlying the Group's provision in respect of PPI sales are: assessment of the total number of complaints that the Group will receive; the proportion of these that will result in redress; and the average cost of such redress. The number of complaints has been estimated from an analysis of the Group's portfolio of PPI policies sold by vintage and by product. Estimates of the percentage of policyholders that will lodge complaints (the take up rate) and of the number of these that will be upheld (the uphold rate) have been established based on recent experience, guidance in the FSA policy statements and expected rate of responses from proactive customer contact. The average redress assumption is based on recent experience, the calculation rules in the FSA statement and the expected mix of claims.

The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
	Actual to date	Current assumption	Change in assumption	Consequential change in provision
Assumption			%	£m

Past business review take up rate	36%	38%	+/-5	+/-27
Uphold rate	84%	83%	+/-5	+/-18
Average redress	£1,733	£1,646	+/-5	+/-16

Note:
(1)	Uphold rate excludes claims where no PPI policy was held.

Interest that will be payable on successful complaints has been included in the provision as has the estimated cost to the Group of administering the redress process. The Group expects the majority of the cash outflows associated with this provision to have occurred by the end of 2014. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take up and uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different than the amount provided. The Group will continue to monitor the position closely and refresh its assumptions.

Notes

3. Operating expenses (continued)

Interest Rate Hedging Products (IRHP) redress and related costs
Following an industry-wide review conducted in conjunction with the Financial Services Authority (now being dealt with by the Financial Conduct Authority (FCA)), a charge of £425 million was booked in 2012 for redress in relation to certain interest rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules. £350 million was earmarked for client redress and £75 million for administrative expenses. The provision was increased in 2013 by £340 million, reflecting both higher volumes and anticipated redress payments, recalibration of our methodology based on experience during the second half of 2013 and additional administration charges. The cumulative charge for IRHP is £765 million, of which £625 million relates to redress and £140 million relates to administrative expenses. Customers may also be entitled to be compensated for any consequential losses they may have suffered. The Group is not able to measure reliably any liability it may have and has accordingly not made any provision.

The Group expects to complete its review of sales of IRHP and provide basic redress to all customers who are entitled to it by the end of 2014. On 23 October 2013, the Group announced that it would split redress payments for all customers who may have been mis-sold IRHP. Customers will receive redress monies without having to wait for the assessment of any additional consequential loss claims which are outside the allowance for such claims included in the 8% interest on redress due.

	2013	2012
	£m	£m

At beginning of year	411	-
Charge to income statement	340	425
Utilisations	(77)	(14)

At end of year	674	411
Regulatory and legal actions
The Group is party to certain legal proceedings and regulatory investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. A charge of £2,009 million was booked in 2013, primarily in respect of matters related to mortgage-backed securities and securities related litigation following recent third party litigation settlements and regulatory decisions.

Notes

4. Pensions
The Group sponsors a number of pension schemes in the UK and overseas whose assets are independent of the Group's finances. The Royal Bank of Scotland Group Pension Fund accounted for 93% (2012 - 88%; 2011 - 87%) of the Group's retirement benefit obligations.

RBS Group and the Trustees of the Royal Bank of Scotland Group Pension Fund agreed the funding valuation as at 31 March 2010 during 2011. It showed the value of liabilities exceeded the value of assets by £3.5 billion as at 31 March 2010, a ratio of assets to liabilities of 84%. In order to eliminate this deficit, RBS Group agreed to pay additional contributions each year over the period 2011 to 2018. These contributions started at £375 million in 2011, increasing to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. These contributions are in addition to the regular annual contributions of around £250 million for future accrual benefits.

A funding valuation as at 31 March 2013 is currently in progress and is expected to be concluded by 30 June 2014.

5. Loan impairment provisions
Operating loss is stated after charging loan impairment losses of £5,405 million (2012 - £3,177 million). The balance sheet loan impairment provisions increased in the year ended 31 December 2013 from £14,391 million to £17,972 million and the movements thereon were:

	2013	2012
	£m	£m

At beginning of year	14,391	12,347
Currency translation and other adjustments	104	(135)
Transfers from fellow subsidiaries	-	251
Amounts written-off	(1,690)	(990)
Recoveries of amounts previously written-off	38	69
Charge to income statement	5,405	3,177
Unwind of discount (recognised in interest income)	(276)	(328)

At end of year	17,972	14,391

There are no provisions at 31 December 2013 in respect of loans and advances to banks (2012 - £6 million).

The charge to the income statement in the table above excludes £2 million (2012 - £6 million) of impairment losses relating to securities.

Notes
6. Tax
The actual tax credit differs from the expected tax credit computed by applying the standard rate of UK corporation tax of 23.25% (2012 - 24.5%) as follows:

	2013	2012*
	£m	£m

Loss before tax	(6,805)	(3,299)

Expected tax credit	1,582	808
Losses in year where no deferred tax asset recognised	(496)	(265)
Foreign profits taxed at other rates	(133)	(277)
UK tax rate change impact	(49)	19
Non-deductible goodwill impairment	-	(29)
Items not allowed for tax
- losses on disposals and write-downs	-	(6)
- regulatory and legal actions	(53)	-
- other disallowable items	(76)	(45)
Non-taxable items	9	11
Taxable foreign exchange movements	(2)	3
Reduction in carrying value of deferred tax asset in respect of losses in Ireland	-	(203)
Adjustments in respect of prior periods	60	31

Actual tax credit	842	47

*Restated - see page 12.

The tax charge for the year ended 31 December 2013 reflects losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland), a reduction in the carrying value of the deferred tax asset in respect of UK losses and the effect of the reduction of 3% in the rate of UK corporation tax enacted in July 2013.

The Group has recognised a deferred tax asset at 31 December 2013 of £2,253 million (2012 - £1,342 million) and a deferred tax liability at 31 December 2013 of £2 million (2012 - £38 million). These include amounts recognised in respect of UK trading losses of £718 million (2012 - £66 million). Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 31 December 2013 and concluded that it is recoverable based on future profit projections.

Notes

7. Segmental analysis
In 2013, the Group reclassified certain Business Services allocations across divisions. Comparatives have been restated accordingly; the revision did not affect operating loss.

Analysis of divisional operating profit/(loss)
	2013	2012*
	£m	£m

Operating profit/(loss) before tax
UK Retail	1,038	30
UK Corporate	537	689
Wealth	209	193
International Banking	44	33
Ulster Bank	(1,386)	(1,012)
Markets	(1)	(58)
Central items	(1,413)	(799)

Core	(972)	(924)
Non-Core	(3,144)	(1,205)

Managed basis	(4,116)	(2,129)

Reconciling items
Payment Protection Insurance costs	(534)	(567)
Interest Rate Hedging Products redress and related costs	(340)	(425)
Regulatory and legal actions	(2,009)	-
Integration and restructuring costs	(43)	(61)
Gain on redemption of own debt	239	-
Write-down of goodwill and other intangible assets	(2)	(117)

Statutory basis	(6,805)	(3,299)

*Restated - see page 12.

Notes

7. Segmental analysis (continued)

Total revenue by division
	2013			2012*
	External	Inter	Total	External	Inter	Total
		segment			segment
Total revenue	£m	£m	£m	£m	£m	£m

UK Retail	4,282	8	4,290	2,336	10	2,346
UK Corporate	1,811	2	1,813	1,971	9	1,980
Wealth	1,159	69	1,228	1,325	65	1,390
International Banking	192	16	208	175	14	189
Ulster Bank	1,084	4	1,088	1,174	3	1,177
Markets	948	111	1,059	1,759	197	1,956
Central items	1,314	105	1,419	1,235	117	1,352

Core	10,790	315	11,105	9,975	415	10,390
Non-Core	287	-	287	322	1	323

Managed basis	11,077	315	11,392	10,297	416	10,713
Eliminations	-	(315)	(315)	-	(416)	(416)

	11,077	-	11,077	10,297	-	10,297
Reconciling items
Gain on redemption of own debt	239	-	239	-	-	-

Statutory basis	11,316	-	11,316	10,297	-	10,297

Totals assets by division
	2013	2012*
	£m	£m

Total assets
UK Retail	77,711	73,885
UK Corporate	39,443	41,299
Wealth	33,953	35,734
International Banking	6,033	6,212
Ulster Bank	37,632	38,633
Markets	126,713	148,791
Central items	26,218	22,790

Core	347,703	367,344
Non-Core	5,757	13,393

	353,460	380,737

*Restated - see page 12.

Notes

8. Contingent liabilities and commitments
	2013	2012
	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	2,172	2,249
Other contingent liabilities	1,422	1,400

	3,594	3,649

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	49,761	47,006
Other commitments	89	178

	49,850	47,184

Total contingent liabilities and commitments	53,444	50,833
Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

9. Litigation, investigations and reviews
Arising out of their normal business operations, the Bank and other members of the RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action in the United Kingdom, the United States and other jurisdictions.

The RBS Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of the legal proceedings, investigations and regulatory and governmental matters in which the RBS Group is involved is inherently uncertain, the directors of the Group believe that, based on the information available to them, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory and governmental matters as at 31 December 2013 (see Note 3). The litigation provision reflects in large part the £1.9 billion provision taken in the last quarter of 2013 primarily related to mortgage-backed securities and securities related litigation and investigations. The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that the RBS Group has recognised.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. The RBS Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

Notes

9. Litigation, investigations and reviews (continued)
There are also situations where the RBS Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the RBS Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group may not be directly involved in all of the following litigation, investigations and reviews but due to the potential implications to the RBS Group of such litigation, investigations and reviews, if a final outcome is adverse to RBS Group it may also have an adverse effect on the Group.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are material individually or in aggregate.

Litigation

Shareholder litigation
RBSG and certain of its subsidiaries, together with certain current and former officers and directors were named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBS preferred shares (the Preferred Shares litigation) and holders of American Depositary Receipts (the ADR claims).

In the Preferred Shares litigation, the consolidated amended complaint alleged certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserted claims under Sections 11, 12 and 15 of the US Securities Act of 1933, as amended (Securities Act). The putative class is composed of all persons who purchased or otherwise acquired RBSG Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (SEC) registration statement. In September 2012, the Court dismissed the Preferred Shares litigation with prejudice. On 25 September 2013, the United States Court of Appeals for the Second Circuit (Second Circuit Court of Appeals) affirmed the lower Court's dismissal of the litigation. The deadline for plaintiffs to appeal from the Second Circuit Court of Appeals to the United States Supreme Court has expired.

With respect to the ADR claims, a consolidated amended complaint asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934 and Sections 11, 12 and 15 of the Securities Act was filed in November 2011 on behalf of all persons who purchased or otherwise acquired RBSG's American Depositary Receipts (ADRs) from issuance through 20 January 2009. In September 2012, the Court dismissed the ADR claims with prejudice. On 5 August 2013, the Court denied the plaintiffs' motions for reconsideration and for leave to re-plead their case. The plaintiffs have appealed the dismissal of this case to the Second Circuit Court of Appeals, and that appeal is in the process of being briefed by the parties.

Notes

9. Litigation, investigations and reviews (continued)
Additionally, between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against the RBS Group (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions were made in connection with the rights issue announced by the RBS Group on 22 April 2008 in breach of the Financial Services and Markets Act 2000. On 30 July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. The RBS Group's defence to the claims was filed on 13 December 2013.

Other securitisation and securities related litigation in the United States
RBS Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the pending individual and class action cases involve the issuance of more than US$67 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. RBS Group companies remain as defendants in more than 40 lawsuits brought by purchasers of MBS, including the purported class actions identified below.

Among these MBS lawsuits are four cases filed on 2 September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The primary FHFA lawsuit remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of MBS for which RBS Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of these approximately US$10.5 billion were outstanding at 31 December 2013 with cumulative losses of approximately US$0.9 billion (being the loss of principal value suffered by security holders). On 30 September 2013, the Court denied the defendants' motion to dismiss FHFA's amended complaint in this case. Discovery is ongoing.

The other three FHFA lawsuits (against Ally Financial Group, Countrywide Financial Corporation and Nomura) name RBS Securities Inc. as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue. Two of these cases are part of a coordinated proceeding in the United States District Court for the Southern District of New York in which discovery is underway. The third case (the Countrywide matter) is pending in the United States District Court for the Central District of California. Two other FHFA lawsuits (against JP Morgan and Morgan Stanley) in which RBS Securities Inc. was an underwriter defendant have been settled without any contribution from RBS Securities Inc.

Other MBS lawsuits against RBS Group companies include three cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union, Western Corporate Federal Credit Union, Southwest Corporate Federal Credit Union, and Members United Corporate Federal Credit Union) and six cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

Notes

9. Litigation, investigations and reviews (continued)
The purported MBS class actions in which RBS Group companies are defendants include New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al. and In re IndyMac Mortgage-Backed Securities Litigation. A third MBS class action, New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al., has been settled in principle for US$275 million subject to documentation and court approval. There is a provision that fully covers the settlement amount. The case relates to more than US$15 billion of the issued MBS that are the subject of MBS claims pending against RBS Group companies. The outcome in this case should not be seen as indicative of how other MBS lawsuits may be resolved.

RBS Securities Inc. was also a defendant in Luther v. Countrywide Financial Corp. et al. and related class action cases (the "Luther Litigation"). On 5 December 2013, the court granted final approval of a US$500 million settlement of plaintiffs' claims to be paid by Countrywide without contribution from RBS Securities Inc. Several members of the settlement class are appealing the court-approved settlement to the United States Court of Appeals for the Ninth Circuit.

Certain other institutional investors have threatened to bring claims against the RBS Group in connection with various mortgage-related offerings. The RBS Group cannot predict whether any of these individual investors will pursue these threatened claims (or their outcome), but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

In many of these actions, the RBS Group has or will have contractual claims to indemnification from the issuers of the securities (where an RBS Group company is underwriter) and/or the underlying mortgage originator (where an RBS Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party.

London Interbank Offered Rate (LIBOR)
Certain members of the RBS Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the RBS Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which RBS Group companies are defendants, including all purported class actions relating to USD LIBOR, have been transferred to a coordinated proceeding in the United States District Court for the Southern District of New York. In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. On 29 March 2013, the Court dismissed plaintiffs' antitrust claims, claims under RICO (Racketeer Influenced and Corrupt Organizations Act), and certain state law claims, but declined to dismiss certain other claims. Discovery is stayed. Over 35 other USD LIBOR-related actions involving RBS have been stayed pending further order from the Court.

Notes

9. Litigation, investigations and reviews (continued)
Certain members of the RBS Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR (the "Yen action") and (ii) Euribor (the "Euribor action"), both of which are pending in the United States District Court for the Southern District of New York.

Details of LIBOR investigations and their outcomes affecting the RBS Group are set out under 'Investigations and reviews' on page 24.

FX antitrust litigation
Certain members of the RBS Group, as well as a number of other financial institutions, have been named as defendants in multiple antitrust class action complaints filed in the United States District Court for the Southern District of New York since November 2013. The plaintiffs generally allege that the defendants violated the U.S. antitrust laws, state statutes, and the common law by conspiring to manipulate the foreign exchange market by manipulating benchmark foreign exchange rates.

Thornburg adversary proceeding
RBS Securities Inc. and certain other RBS Group companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the U.S. bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers.

Investigations and reviews
The Group's businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. Members of the RBS Group have engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom, the European Union, the United States and elsewhere, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by the RBS Group, remediation of systems and controls, public or private censure, restriction of the RBS Group's business activities or fines. Any of the events or circumstances mentioned below could have a material adverse effect on the RBS Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Notes

9. Litigation, investigations and reviews (continued)
The RBS Group is co-operating fully with the investigations and reviews described below.

LIBOR, other trading rates and foreign exchange rates
On 6 February 2013, the RBS Group announced settlements with the Financial Services Authority in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of the London Interbank Offered Rate (LIBOR). The RBS Group agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. In addition, on 12 April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and on 6 January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement. On 12 April 2013, RBS Securities Japan Limited received a business improvement order from Japan's Financial Services Agency requiring RBS to take remedial steps to address certain matters, including inappropriate conduct in relation to Yen LIBOR. RBS Securities Japan Limited is taking steps to address the issues raised in compliance with that order. In June 2013, RBS plc was listed amongst the 20 banks found by the Monetary Authority of Singapore (MAS) to have deficiencies in the governance, risk management, internal controls and surveillance systems relating to benchmark submissions following a finding by the MAS that certain traders made inappropriate attempts to influence benchmarks in the period 2007 - 2011. RBS plc was ordered at that time to set aside additional statutory reserves with MAS of SGD1-1.2 billion and to formulate a remediation plan. RBS plc has submitted its remediation plan to the MAS.

The RBS Group is co-operating with investigations and new and ongoing requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, ISDAFIX and non-deliverable forwards. The RBS Group is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading.

In February 2014, the RBS Group paid settlement penalties of approximately EUR 260 million and EUR 131 million to resolve investigations by the European Commission into Yen LIBOR competition infringements and EURIBOR competition infringements respectively.

In addition, various governmental and regulatory authorities have commenced investigations into foreign exchange trading activities apparently involving multiple financial institutions. The RBS Group has received enquiries from certain of these authorities including the FCA. The RBS Group is reviewing communications and procedures relating to certain currency exchange benchmark rates as well as foreign exchange trading activity. At this stage, the RBS Group cannot estimate reliably what effect, if any, the outcome of the investigation may have on the RBS Group.

Notes

9. Litigation, investigations and reviews (continued)

Technology incident in June 2012
On 19 June 2012, the RBS Group was affected by a technology incident, as a result of which the processing of certain customer accounts and payments were subject to considerable delay. The cause of the incident has been investigated by independent external counsel with the assistance of third party advisors. The Group agreed to reimburse customers for any loss suffered as a result of the incident and the Group made a provision of £120 million in 2012.

The incident, the RBS Group's handling of the incident, and the systems and controls surrounding the processes affected, are the subject of regulatory investigations in the UK and in the Republic of Ireland.

On 9 April 2013, the UK Financial Conduct Authority (FCA) announced that it had commenced an enforcement investigation into the incident. This is a joint investigation conducted by the FCA together with the UK Prudential Regulation Authority (PRA). The FCA and PRA will reach their conclusions in due course and will decide whether or not to initiate enforcement action following that investigation. While the outcomes of the FCA and PRA investigations will be separate, the regulators have indicated that they will endeavour to co-ordinate the timescales of their respective investigations. Separately the Central Bank of Ireland has initiated an investigation.

Interest rate hedging products
In June 2012, following an industry wide review, the FSA announced that the RBS Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses who were classified as retail clients or private customers under FSA rules. On 31 January 2013, the FSA issued a report outlining the principles to which it wished the RBS Group and other UK banks to adhere in conducting the review and redress exercise.

The RBS Group will provide fair and reasonable redress to non-sophisticated customers classified as retail clients or private customers, who were mis-sold interest rate hedging products. In relation to non-sophisticated customers classified as retail clients or private customers who were sold interest rate products other than interest rate caps on or after 1 December 2001 up to 29 June 2012, the RBS Group is required to (i) make redress to customers sold structured collars; and (ii) write to customers sold other interest rate hedging products offering a review of their sale and, if it is appropriate in the individual circumstances, the RBS Group will propose fair and reasonable redress on a case by case basis. Furthermore, non-sophisticated customers classified as retail clients or private customers who have purchased interest rate caps during the period on or after 1 December 2001 to 29 June 2012 will be entitled to approach the RBS Group and request a review.

The redress exercise and the past business review are being scrutinised by an independent reviewer, who will review and agree any redress, and will be overseen by the FCA.

In addition to the redress exercise that is being overseen by the FCA, the RBS Group is also dealing with a large number of active claims by customers who are eligible to be considered under the FCA redress programme as well as customers who are outside of such scope due to their sophistication. The RBS Group is encouraging those customers that are eligible, to seek redress under the redress scheme overseen by the FCA. To the extent that claims are brought, the RBS Group believes it has strong grounds for defending these claims.

Notes

9. Litigation, investigations and reviews (continued)
The RBS Group has decided to undertake a similar exercise and past business review in relation to the sale of interest rate hedging products to retail designated small and medium sized businesses in the Republic of Ireland and to customers of RBS International.

The Group has made provisions totalling £765 million to date for this matter, including £340 million in 2013, of which £91 million has been utilised at 31 December 2013.

Retail banking
Since initiating an inquiry into retail banking in the European Union (EU) in 2005, the European Commission (EC) continues to keep retail banking under review. In late 2010 the EC launched an initiative pressing for greater transparency of bank fees and is currently proposing to legislate for increased harmonisation of terminology across Member States. The RBS Group cannot predict the outcome of these actions at this stage.

FSA mystery shopping review
On 13 February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The RBS Group was one of the firms involved. The action required includes a review of the training provided to advisers, considering whether changes are necessary to advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers). The RBS Group will be required to appoint an independent third party to either carry out or oversee this work. The scope and terms of the past business review and the appointment of the independent third party remain under discussion. The RBS Group cannot predict the outcome of this review at this stage.

Card Protection Plan Limited
On 22 August 2013, the FCA announced that Card Protection Plan Limited (CPP) and 13 banks and credit card issuers, including the RBS Group, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers. The compensation scheme has now been approved by the requisite number of customers and by the High Court of England and Wales. CPP has written to affected policyholders to ask those who believe they have been mis-sold to submit their claims. Claims that have been submitted to date are currently being processed. Save for exceptional cases, all claims must be submitted before 31 August 2014. The RBS Group has made appropriate levels of provision based on its estimate of ultimate exposure.

Tomlinson Report
On 25 November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK government's Department for Business, Innovation and Skills, was published (Tomlinson Report). The Tomlinson Report was critical of the RBS Group's Global Restructuring Group's treatment of SMEs. The Tomlinson Report has been passed to the PRA and FCA. On 29 November 2013, the FCA announced that an independent skilled person will be appointed under Section 166 of the Financial Services and Markets Act to review the allegations in the report. On 17 January 2014, Promontory Financial Group and Mazars were appointed as the skilled person. The RBS Group will fully cooperate with the FCA in its investigation.

Notes

9. Litigation, investigations and reviews (continued)
In response to the Tomlinson Report, the Bank has instructed Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: the RBS Group's Global Restructuring Group was alleged to be culpable of systemic and institutional behaviour in artificially distressing otherwise viable businesses and through that putting businesses into insolvency. Clifford Chance is due to submit a report to the RBS Group board by the end of the second quarter of 2014.

Multilateral interchange fees
In 2007, the EC issued a decision that, while interchange is not illegal per se, MasterCard's multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA were in breach of competition law. MasterCard was required to withdraw (i.e. set to zero) the relevant cross-border MIF by 21 June 2008. MasterCard appealed against the decision to the General Court in March 2008, with the RBS Group intervening in the appeal proceedings. The General Court heard MasterCard's appeal in July 2011 and issued its judgment in May 2012, upholding the EC's original decision. MasterCard has appealed further to the Court of Justice and the RBS Group has intervened in these appeal proceedings. The appeal hearing took place on 4 July 2013 and the Advocate General's (AG) opinion (which is a non binding opinion and provided to the Court in advance of its final decision) was published on 30 January 2014. The AG opinion proposes that the Court should dismiss MasterCard's appeal. The Court's decision is awaited. MasterCard negotiated interim cross border MIF levels to apply for the duration of the General Court proceedings. These MIF levels remain in place during the appeal before the Court of Justice.

On 9 April 2013, the EC announced it was opening a new investigation into interbank fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries.

In March 2008, the EC opened a formal inquiry into Visa's MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the EEA. In April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. In April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. In July 2012 Visa made a request to re-open the settlement in order to modify the fee. The EC rejected the request and in October 2012 Visa filed an appeal to the General Court seeking to have that decision annulled. That appeal is ongoing. The EC is continuing its investigations into Visa's cross border MIF arrangements for deferred debit and credit transactions. On 31 July 2012 the EC announced that it had issued Visa with a supplementary Statement of Objections regarding consumer credit cards in the EEA. On 14 May 2013, the EC announced it had reached an agreement with Visa regarding immediate cross border credit card MIF rates. This agreement has now been market tested and was made legally binding on 26 February 2014. The agreement is to last for four years.

In addition, the EC has proposed a draft regulation on interchange fees for card payments. The draft regulation is subject to a consultation process, prior to being finalised and enacted. It is currently expected that the regulation will be enacted during early 2015 at the earliest. The draft regulation proposes the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The draft regulation also sets out other proposals for reform including to the Honour All Cards Rule so merchants will be required to accept all cards with the same level of MIF but not cards with different MIF levels.

Notes

9. Litigation, investigations and reviews (continued)
In the UK, the Office of Fair Trading (OFT) has ongoing investigations into domestic interchange fees applicable in respect of Visa and MasterCard consumer and commercial credit and debit card transactions. The OFT has not made a finding of an infringement of competition law and has not issued a Statement of Objections to any party in connection with those investigations. In February 2013 the OFT confirmed that while reserving its right to do so, it does not currently expect to issue Statements of Objections in respect of these investigations (if at all) prior to the handing down of the judgment of the Court of Justice in the matter of MasterCard's appeal against the EC's 2007 infringement decision.

The outcomes of these ongoing investigations, proceedings and proposed regulation are not yet known, but they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on the RBS Group's business in this sector.

Payment Protection Insurance
The FSA conducted a broad industry thematic review of Payment Protection Insurance (PPI) sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks.

The FSA published a final policy statement in August 2010 imposing significant changes with respect to the handling of complaints about the mis-selling of PPI. In October 2010, the British Bankers' Association (BBA) filed an application for judicial review of the FSA's policy statement and of related guidance issued by the FOS. In April 2011 the High Court issued judgment in favour of the FSA and the FOS and in May 2011 the BBA announced that it would not appeal that judgment. The RBS Group then reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints. Implementation of the agreed processes is currently under way. The Group has made provisions totalling £1.8 billion to date for this matter, including £534 million in 2013, of which £1.2 billion has been utilised at 31 December 2013.

Personal current accounts / retail banking
In July 2008, the OFT published a market study report into Personal Current Accounts (PCAs) raising concerns as regards the way the market was functioning. In October 2009 the OFT summarised initiatives agreed with industry to address these concerns. In December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the PCA market in the UK, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes were required for the market to work in the best interests of bank customers. In March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives designed to address its concerns, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced that it would conduct six-monthly reviews and would also review the market again fully in 2012 and undertake a brief analysis on barriers to entry.

Notes

9. Litigation, investigations and reviews (continued)
The first six-monthly review was completed in September 2010. The OFT noted progress in switching, transparency and unarranged overdrafts for the period March to September 2010 and highlighted further changes it wanted to see in the market. In March 2011, the OFT published the next update report in relation to PCAs. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board had led on producing standards and guidance to be included in a revised Lending Code. The OFT stated it would continue to monitor the market and would consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the UK Government's Independent Commission on Banking (ICB).

Additionally, in May 2010, the OFT announced its review of barriers to entry. The review concerned retail banking and banking for small and medium size enterprises (SMEs) (up to £25 million turnover). The OFT published its report in November 2010. It advised that it expected its review to be relevant to the ICB, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the UK. The OFT did not indicate whether it would undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT's report and recommendations regarding barriers to entry upon the RBS Group.

On 13 July 2012, the OFT launched its planned full review of the PCA market. The review was intended to consider whether the initiatives agreed by the OFT with banks to date have been successful and whether the market should be referred to the Competition Commission (CC) for a fuller market investigation.

The OFT's PCA report was published on 25 January 2013. The OFT acknowledged some specific improvements in the market since its last review but concluded that further changes are required to tackle ongoing concerns, including a lack of switching, the ability of consumers to compare products and the complexity of overdraft charges. However, the OFT recognised at the time it published the report that a number of major developments were expected over the coming months including divestment of branches, improvements in account switching and assistance to customers to compare products and services. Therefore the OFT decided not to refer the market to the CC but said that it expected to return to the question of a referral to the CC in 2015, or before. The OFT also announced that it will be carrying out behavioural economic research on the way consumers make decisions and engage with retail banking service, and will study the operation of payment systems as well as the SME banking market.

On 11 March 2014, the successor body to the OFT, the Competition and Markets Authority (CMA), announced that in addition to its pending SME review (see below), it intends to carry out a short update of the OFT's 2013 PCA review. The preliminary findings of this update are expected by Summer 2014.

SME banking market study
The OFT announced its market study on competition in banking for SMEs in England and Wales, Scotland and Northern Ireland on 19 June 2013. Following a consultation on the scope of the market study, the OFT published an update paper on 27 September 2013 setting out its proposed scope. On 11 March 2014, the OFT set out some competition concerns on SME banking but also announced that its successor body, the CMA, would continue the review. On the same day, the CMA indicated that it expected to come to a provisional decision on whether or not to refer SME banking to a more detailed phase 2 investigation by Summer 2014.

Notes

9. Litigation, investigations and reviews (continued)

Credit default swaps (CDS) investigation
The RBS Group is a party to the EC's antitrust investigation into the CDS information market. The RBS Group is co-operating fully with the EC's investigation and in July 2013 received a Statement of Objections from the EC. The EC has raised concerns that a number of banks, Markit and ISDA may have jointly prevented exchanges from entering the CDS market. At this stage, the RBS Group cannot estimate reliably what effect the outcome of the investigation may have on the Group, which may be material.

Securitisation and collateralised debt obligation business
In the United States, the RBS Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations relating to, among other things, issuance, underwriting and trading in mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products. In connection with these inquiries, RBS Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and repurchase requests.

On 7 November 2013, the RBS Group announced that it had settled with the US Securities and Exchange Commission ('the SEC') over its investigation of RBS Securities Inc. relating to due diligence conducted in connection with a 2007 offering of residential mortgage-backed securities and corresponding disclosures. Pursuant to the settlement, RBS Securities Inc., without admitting or denying the SEC's allegations, consented to the entry of a final judgment ordering certain relief, including an injunction and the payment of approximately US$153 million in disgorgement, penalties, and interest. The settlement was subsequently approved by the United States District Court for the District of Connecticut. The RBS Group co-operated fully with the SEC throughout the investigation.

Also in October 2010, the SEC commenced an inquiry into document deficiencies and repurchase requests with respect to certain securitisations, and in January 2011, this was converted to a formal investigation. Among other matters, the investigation seeks information related to document deficiencies and remedial measures taken with respect to such deficiencies. The investigation also seeks information related to early payment defaults and loan repurchase requests.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The RBS Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, at the New York State Attorney General's request, representatives of the RBS Group attended an informal meeting to provide additional information about the RBS Group's mortgage securitisation business. The investigation is ongoing and the RBS Group continues to provide the requested information.

Notes

9. Litigation, investigations and reviews (continued)

US mortgages - loan repurchase matters
The RBS Group's Markets business in North America has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). Markets did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, Markets generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, Markets made such representations and warranties itself. Where Markets has given those or other representations and warranties (whether relating to underlying loans or otherwise), Markets may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, Markets may be able to assert claims against third parties who provided representations or warranties to Markets when selling loans to it, although the ability to recover against such parties is uncertain. Between the start of 2009 and 31 December 2013, Markets received approximately US$741 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by Markets. However, repurchase demands presented to Markets are subject to challenge and rebuttal by Markets.

The RBS Group cannot currently estimate what the ultimate exposure may be with respect to repurchase demands. Furthermore, the RBS Group is unable to estimate the extent to which the matters described above will impact it, and future developments may have an adverse impact on the Group's net assets, operating results or cash flows in any particular period.

Notes

9. Litigation, investigations and reviews (continued)

Governance and risk management consent order
On 27 July 2011, the RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (the Order) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Order, the RBS Group agreed to create the following written plans or programmes:

●
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of the RBS Group's U.S. operations on an enterprise-wide and business line basis,

●	an enterprise-wide risk management programme for the RBS Group's U.S. operations,
●	a plan to oversee compliance by the RBS Group's U.S. operations with all applicable U.S. laws, rules, regulations, and supervisory guidance,
●	a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the U.S. (the U.S. Branches) on a consolidated basis,
●	a plan to improve the U.S. Branches' compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve,
●
a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the U.S. Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and

●	a plan designed to enhance the U.S. Branches' compliance with OFAC requirements.

The Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or programme. The RBS Group also agreed in the Order to adopt and implement the plans and programmes after approval by the regulators, to fully comply with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Order. The RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the RBS Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the RBS Group's U.S. operations. The RBS Group continues to test the effectiveness of the remediation efforts undertaken by the RBS Group to ensure they are sustainable and meet regulators' expectations. Furthermore, the RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Order, which will remain in effect until terminated by the regulators.

The RBS Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The RBS Group's activities in the United States may be subject to significant limitations and/or conditions.

Notes

9. Litigation, investigations and reviews (continued)

US dollar processing consent order
The RBS Group's operations include businesses outside the United States that are responsible for processing US dollar payments. On 11 December 2013 RBSG and RBS plc announced that they had reached a settlement with the Board of Governors of the Federal Reserve System (Fed), the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to RBS plc's historical compliance with US economic sanction regulations outside the US. In settlement with the above authorities, RBS plc agreed to pay US$100 million in total, including US$50 million to the Fed, of which US$33 million was deemed to satisfy the OFAC penalty, and US$50 million to DFS.

As part of the settlement, RBSG and RBS plc entered into a consent Cease and Desist Order with the Fed (the Order) indicating, among other things, that: (a) RBSG and RBS plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the United States comply with applicable OFAC regulations; (b) from at least 2005 to 2008, certain business lines within RBS plc developed and implemented policies and procedures for processing U.S. dollar-denominated funds transfers through unaffiliated U.S. financial institutions involving parties subject to OFAC Regulations that omitted relevant information from payment messages necessary for the U.S. financial institutions to determine whether these transactions were carried out in a manner consistent with U.S. law; and (c) the RBS Group continues to implement improvements in its oversight and compliance programme for activities involving offices outside the United States that impact the ability of U.S. financial institutions to comply with applicable OFAC sanctions. In the Order (which is publicly available), the RBS Group agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by the RBS Group's global business lines outside of the United States, and to adopt, implement, and comply with the programme. The programme has now been submitted to the Federal Reserve Bank of Boston (Reserve Bank) for approval.

Sixty days after approval of the programme, the RBS Group is to complete a global OFAC risk assessment and submit it to the Reserve Bank and the FCA. The RBS Group also agreed in the Order to hire an independent consultant (subject to approval by the Reserve Bank and the FCA) to conduct an annual OFAC compliance review involving a review of compliance policies and their implementation and an appropriate risk-focused sampling of U.S. dollar payments. The Order further requires the RBS Group to submit quarterly written progress reports to the Reserve Bank detailing the form and manner of all actions taken to secure compliance with the Order. It was also announced that the US Department of Justice and the New York County District Attorney's Office had concluded their parallel criminal investigations and do not intend to take any action against RBS plc.

Notes

9. Litigation, investigations and reviews (continued)

US/Swiss tax programme
In August 2013, the DOJ announced a programme for Swiss banks (the Programme), to settle the long-running dispute between the US tax authorities and Switzerland regarding the role of Swiss banks in concealing the assets of US tax payers in offshore accounts. The Programme provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, concerning their status in connection with the DOJ's investigations.

Coutts & Co AG (Coutts), a member of the RBS Group incorporated in Switzerland, has notified the DOJ that it intends to participate in the Programme based on the possibility that some of its clients may not have declared their assets in compliance with US tax laws. The Programme requires a detailed review of all US related accounts. The review is due to be completed and the results presented to the DOJ later in 2014.

10. Other developments

Rating agencies
Moody's Investors Service
On 5 November 2013, Moody's Investors Service ("Moody's") concluded a previous review for possible downgrade on RBS Group that had been initiated on 5 July 2013. The ratings of RBS Group plc and certain subsidiaries including RBS plc, National Westminster Bank Plc, Ulster Bank Limited and Ulster Bank Ireland Limited were confirmed as unchanged. The conclusion of this review followed RBS Group's announcement that it would be setting up an internal bad bank rather than an external bad bank.

On 13 March 2014, Moody's closed a second ratings review, first initiated on 12 February 2014, on RBS Group by lowering the credit ratings of RBS Group plc and certain subsidiaries by one notch. The long term ratings of RBS Group plc was lowered to 'Baa2' from 'Baa1' whilst the long term ratings of RBS plc and National Westminster Bank Plc were lowered to 'Baa1' from 'A3'. Short term ratings were affirmed as unchanged. Post the review, the ratings outlook assigned was negative.

The ratings of Ulster Bank Ltd and Ulster Bank Ireland Ltd's were impacted by the rating action on the RBS Group. Moody's lowered its long term and short term ratings of these entities by 1-notch to 'Baa3' (long term)/'P-3' (short term) from 'Baa2'/'P-2'. A negative outlook was assigned to ratings, in line with the outlook on the RBS Group.

Moody's' rating actions were prompted by their concerns over execution risks relating to the effective roll-out of the RBS Group's strategic plans, their worries over the impact of restructuring costs on the RBS Group's profitability and the agency's concern that the RBS Group's capitalisation is vulnerable to short-term shocks. Despite these short to medium term concerns, Moody's expects the RBS Group's capitalisation to improve in the medium to long term as the RBS Group's recovery plan is progressed. The agency also considers that, if executed according to plan, the RBS Group's intended restructuring will ultimately be positive for creditors in the medium to long term as it will deliver a more efficient UK-focused bank with less risky operations.

Notes

10. Other developments (continued)

Standard & Poor's
On 7 November 2013, Standard & Poor's ("S&P") lowered by one notch its long term ratings of RBS Group plc and certain subsidiaries. RBS Group plc long term ratings were lowered to 'BBB+' from 'A-'. Short term ratings remained unchanged. The long and short term ratings of RBS plc and National Westminster Bank Plc were lowered to 'A-' (long term)/'A-2' (short term) from 'A'/'A-1'. A negative outlook was maintained on long term ratings and primarily reflects S&P's wider UK banking industry concerns.

The rating action followed S&P's decision to remove a 'positive transition' notch that had been included in RBS Group's ratings since 2011 in recognition of restructuring progress made. S&P's decision was prompted by RBS Group's announcement in November 2013 that it would further extend its restructuring timeline, by creating an internal bad bank, and S&P's concerns on RBS Group's execution risk, litigation risk and the potential for further conduct related fines.

The long and short term ratings of Ulster Bank Limited and Ulster Bank Ireland Limited were not affected by S&P's rating action on RBS Group and these were affirmed as unchanged. Long term ratings were maintained on a negative outlook.

Fitch Ratings
No other material rating actions were undertaken by Fitch on RBS Group plc, and certain subsidiaries including, RBS plc, National Westminster Bank Plc, Ulster Bank Ltd or Ulster Bank Ireland Ltd. Outlooks assigned remained stable.
Current RBS Group plc and subsidiary ratings are shown in the table below:

	Moody's		S&P		Fitch
	Long term	Short term	Long term	Short term	Long term	Short term

RBS Group plc	Baa2	P-2	BBB+	A-2	A	F1

The Royal Bank of Scotland plc	Baa1	P-2	A-	A-2	A	F1

National Westminster Bank Plc	Baa1	P-2	A-	A-2	A	F1

Ulster Bank Ltd/Ulster Bank Ireland Ltd	Baa3	P-3	BBB+	A-2	A-	F1

11. Related party transactions

UK Government
On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of the Group.

The Group enters into transactions with many of these bodies on an arm's length basis. Such transactions include the payment of: taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Notes

11. Related party transactions (continued)

Bank of England facilities
Members of the Group that are UK authorised institutions are required to maintain non-interest bearing (cash ratio) deposits with the Bank of England amounting to 0.11% of their eligible liabilities. They also have access to Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Rate.

National Loan Guarantee Scheme
The Group participated in the National Loan Guarantee Scheme (NLGS), providing loans and facilities to eligible customers at a discount of one percent. It did not issue any guaranteed debt under the scheme and consequently, it was not committed to providing a particular volume of reduced rate facilities. At 31 December 2013 the Group had no amounts outstanding under the scheme.

Other related parties

(a)
In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b)	The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

(c)	In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

(d)
The captions in the primary financial statements of the Bank include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements. The table below discloses items included in income and operating expenses on transactions between the Group and fellow subsidiaries of the RBS Group.

	2013	2012
	£m	£m

Income
Interest receivable	1,470	1,803
Interest payable	1,588	1,264
Fees and commissions receivable	143	212
Fees and commissions payable	74	65

Expenses
Other administrative expenses	2,327	2,378

Notes

12. Date of approval
The annual results for the year ended 31 December 2013 were approved by the Board of directors on 26 March 2014.

13. Post balance sheet events

RBS Capital Resolution
In November 2013, RBS Group announced the creation of RBS Capital Resolution (RCR), to manage a pool of assets with particularly high long term capital intensity and/or potentially volatile outcomes in stressed environments. RCR became operational on 1 January 2014 with a portfolio of c.£29 billion assets, of which £7.5 billion related to the Group.

Strategic review

In November 2013, RBS Group announced that it was undertaking a comprehensive business review of its customer-facing businesses, IT and operations and organisational and decision making structures.

On 27 February 2014, RBS Group announced the results of its Strategic review, resulting in it being realigned into three businesses: Personal & Business Banking, Commercial & Private Banking, and Corporate & institutional Banking. In addition, the Group will be rationalising and simplifying its systems, based on a target architecture with improved resilience.
Other than as detailed above, there have been no significant events between 31 December 2013 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Risk factors

Summary of our Principal Risks and Uncertainties
Set out below is a summary of certain risks which could adversely affect the Group. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included in the Group's 2013 Annual Report and Accounts.

•
The Group is reliant on the RBS Group, from which it receives capital, liquidity and funding support. The Group also receives certain services from the RBS Group and has access to its infrastructure, required to operate the Group's businesses.

•
The RBS Group's ability to implement its new strategic plan and achieve its capital goals depends on the success of its efforts to refocus on its core strengths and the timely divestment of RBS Citizens. The Group has undertaken since 2009 an extensive restructuring, including the disposal of non-core assets as well as businesses as part of the State Aid restructuring plan approved by the EC. The Group recently created RBS Capital Resolution Group to manage the run down of problem assets with the goal of removing such assets from the balance sheet over the next three years. RBS Group has also taken steps to strengthen its capital position and established medium term targets which will require the timely divestment of RBS Citizens to achieve. RBS Group is also undertaking a new strategic direction which will result in a significant downsizing of the RBS Group, including simplifying the RBS Group by replacing the current divisional structure with three customer segments. The level of structural change required to implement the Group's strategic and capital goals together with other regulatory requirements such as ring fencing are likely to be disruptive and increase operational risks for the RBS Group. There is no assurance that the RBS Group will be able to successfully implement its new strategy on which its capital plan depends or achieve its goals within the time frames contemplated or at all.

•
Despite the improved outlook for the global economy over the near to medium-term, actual or perceived difficult global economic conditions and increased competition, particularly in the UK, create challenging economic and market conditions and a difficult operating environment for the RBS Group's businesses. Uncertainties surrounding the referendum on Scottish independence and the implications of an affirmative outcome for independence are also likely to affect the Group. These factors, together with additional uncertainty relating to the recovery of the Eurozone economy where the Group has significant exposure and the risk of a return of volatile financial markets, in part due to the monetary policies and measures carried out by central banks, have been and will continue to adversely affect the Group's businesses, earnings, financial condition and prospects.

•
The RBS Group is subject to substantial regulation and oversight, and any significant regulatory or legal developments such as that which has occurred over the past several years could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition. Certain regulatory measures introduced in the UK and in Europe relating to ring-fencing of bank activities may affect the Group's borrowing costs, may impact product offerings and the viability of certain business models and require significant restructuring with the possible transfer of a large number of customers between legal entities.

•
The RBS Group could fail to attract or retain senior management, which may include members of the RBS Group Board, or other key employees, and it may suffer if it does not maintain good employee relations.

Risk factors

•
The RBS Group is subject to a number of regulatory initiatives which may adversely affect its business, including the UK Government's adoption of the Financial Services (Banking Reform) Act 2013, the US Federal Reserve's new rules for applying US capital, liquidity and enhanced prudential standards to certain of the Group's US operations and ongoing reforms in the European Union with respect to capital requirements, stability and resolution of financial institutions, including CRD IV and other currently debated proposals such as the Resolution and Recovery Directive.

•
The Group's ability to meet its obligations including its funding commitments depends on the Group's ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise or to do so at a reasonable cost due to increased regulatory constraints, could adversely affect the Group's financial condition and results of operations. Furthermore, the Group's borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and the UK Government's credit ratings which would be likely to be negatively impacted by political events, such as an affirmative outcome of the referendum for the independence of Scotland.

•
The Group's business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by European, UK or US authorities) as well as structural changes that may result from the implementation of ring-fencing under the Financial Services (Banking Reform) Act 2013 or proposed changes of the US Federal Reserve with respect to the Group's US operations. RBS Group's ability to reach its target capital ratios in the medium term will turn on a number of factors including a significant downsizing of the Group in part through the sale of RBS Citizens.

•
The Group is, and may be, subject to litigation and regulatory and governmental investigations that may impact its business, reputation, results of operations and financial condition. Although the Group settled a number of legal proceedings and regulatory investigations during 2013, the Group is expected to continue to have a material exposure to legacy litigation and regulatory matter proceedings in the medium term. The Group also expects greater regulatory and governmental scrutiny for the foreseeable future particularly as it relates to compliance with new and existing laws and regulations such as anti-money laundering and anti-terrorism laws.

•	Operational and reputational risks are inherent in the Group's businesses.

•
The Group is highly dependent on its information technology systems and has been and will continue to be subject to cyber attacks which expose the Group to loss of customer data or other sensitive information, and combined with other failures of the Group's information technology systems, hinder its ability to service its clients which could result in long-term damage to the Group's business and brand.

•
RBSG or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures, including recapitalisation of RBSG or any of its UK bank subsidiaries, through bail-in which has been introduced by the Financial Services (Banking Reform) Act 2013 and will come into force on a date stipulated by HM Treasury. These various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the RBS Group's businesses.

Risk factors

•
As a result of the UK Government's majority shareholding in the Group it may be able to exercise a significant degree of influence over the Group including on dividend policy, the election of directors or appointment of senior management or limiting the Group's operations. The offer or sale by the UK Government of all or a portion of its shareholding in the company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of RBSG from the Official List.

•
The actual or perceived failure or worsening credit of the Group's counterparties or borrowers, including sovereigns in the Eurozone, and depressed asset valuations resulting from poor market conditions have led the Group to realise and recognise significant impairment charges and write-downs which have adversely affected the Group and could continue to adversely affect the Group if, due to a deterioration in economic and financial market conditions or continuing weak economic growth, it were to recognise or realise further write-downs or impairment charges.

•
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

•
Recent developments in regulatory or tax legislation and any further significant developments could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

•
The RBS Group is required to make planned contributions to its pension schemes and to compensation schemes in respect of certain financial institutions, either of which, independently or in conjunction with additional or increased contribution requirements may have an adverse impact on the Group's results of operations, cash flow and financial condition.

Statement of directors' responsibilities

The responsibility statement below has been prepared in connection with NatWest's full Annual Report and Accounts for the year ended 31 December 2013.

We, the directors listed below, confirm that to the best of our knowledge:

• the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

• the Strategic report (incorporating the Financial review) includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Philip Hampton Chairman	Ross McEwan Group Chief Executive	Nathan Bostock Group Finance Director

26 March 2014

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Ross McEwan Nathan Bostock	Sandy Crombie Alison Davis Tony Di Iorio Robert Gillespie Penny Hughes Brendan Nelson Baroness Noakes Philip Scott

Forward looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the RBS Group's and the Group's restructuring and new strategic plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; implementation of legislation of ring-fencing and bail-in measures; sustainability targets; litigation, regulatory and governmental investigations; the Group's future financial performance; the level and extent of future impairments and write-downs; and the Group's exposure to political risks, including the referendum on Scottish independence, credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the ability to implement strategic plans on a timely basis, or at all, including the simplification of the RBS Group's structure, the divestment of Citizens Financial Group and the exiting of assets in RBS Capital Resolution as well as the disposal of certain other assets and businesses as announced or required as part of the State Aid restructuring plan; the Group's reliance on the RBS Group; the achievement of capital and costs reduction targets; ineffective management of capital or changes to capital adequacy or liquidity requirements; organisational restructuring in response to legislation and regulation in the United Kingdom (UK), the European Union (EU) and the United States (US); the implementation of key legislation and regulation including the UK Financial Services (Banking Reform Act) 2013 and the proposed EU Recovery and Resolution Directive; the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations inborrower and counterparty credit quality; litigation, government and regulatory investigations including investigations relating to the setting of LIBOR and other interest rates and foreign exchange trading and rate setting activities; costs or exposures borne by the RBS Group arising out of the origination or sale of mortgages or mortgage-backed securities in the US; the extent of future write-downs and impairment charges caused by depressed asset valuations; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees and maintain good employee relations; regulatory or legal changes (including those requiring any restructuring of the Group's operations) in the UK, the US and other countries in which the Group operates or a change in UK Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; reputational risk; the conversion of the B Shares issued by RBS Group in accordance with their terms; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in the RBS Group; and the success of the Group in managing the risks involved in the foregoing.
The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Additional information

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2012 have been filed with the Registrar of Companies and those for the year ended 31 December 2013 will be filed with the Registrar of Companies following the company's Annual General Meeting. The reports of the auditor on those statutory accounts were unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Contact
Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  26 March 2014

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary